EXHIBIT 4.2

CONSULTING AGREEMENT

THIS AGREEMENT is made as of the 18th day of November, 2005.

BETWEEN:

HARD CREEK NICKEL CORPORATION, a company
having an office at Suite 1060 - 1090 West Georgia Street,
Vancouver, BC V6E 3V7

(hereinafter called the “Company”)

OF THE FIRST PART

AND:

J.A. CHAPMAN MINING SERVICES, a consulting company
having an office at #18-1480 Foster Street,
White Rock, BC V4B 3X7

(hereinafter referred to as “Mr. Chapman”)

OF THE SECOND PART

                              WHEREAS the Company is incorporated under the laws of British Columbia and carries on business as a mineral exploration, development and production company;

                              AND WHEREAS the Company wishes to enter into a consulting agreement with Mr. Chapman, and Mr. Chapman has agreed to provide the Company services, as required, on the terms and subject to the conditions herein set forth;

                              AND WHEREAS the parties wish to formally record the terms of consulting agreement for Mr. Chapman and his responsibilities;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants herein, the parties hereby covenant and agree with each other as follows:

1.0                        EMPLOYMENT

1.01                       The Company agrees to compensate Mr. Chapman and Mr. Chapman agrees to serve the Company in the capacity of mining industry consultant, during the term of this Agreement. It is expected that these services would mainly be provided with phone and email communication with up to one day per month of time allocated for meetings.

1.02                       The compensation of Mr. Chapman under this Agreement shall commence on December 1, 2005 and continue until May 31, 2006. After this date the compensation will continue on a month to month basis.

1.03                       Mr. Chapman shall report to and be directly responsible to the President and CEO of the Company consistent with the status of Mr. Chapman as a senior consultant of the Company.

2.0                          COMPENSATION

2.01                        The Company agrees to pay Mr. Chapman and Mr. Chapman agrees to accept as remuneration for services hereunder the minimum sum of CDN $1,000 per month, payable as invoiced accordingly and for work approved by the President and CEO and provided by Mr. Chapman in 1.01 above. In addition, any pre-approved services beyond the one day per month, stated in 1.01 above, will be charged to the Company by Mr. Chapman at the rate of $125 per hour.

2.02                         The Company agrees to grant to Mr. Chapman incentive stock options in the amount of 50,000 at an exercise price of $0.60 per share, good for a period of five years as long as Mr. Chapman is continuing to provide services to the Company.

3.0                          TERMINATION

3.01                         The Company or Mr. Chapman may terminate this Agreement at any time after the initial six month period by giving 30 days written notice.

4.0                           MISCELLANEOUS

4.01                          Any notice is deemed to have been duly given if delivered by hand or mailed by postage (Special Delivery) prepaid and addressed as follows:

To the Consultant:	J.A. Chapman Mining Services
Suite #18
1480 Foster Street
White Rock, BC
V4B 3X7

To the Company:	Hard Creek Nickel Corporation
1060-1090 West Georgia St.
Vancouver, BC V6E 3V7

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

	HARD CREEK NICKEL CORPORATION	J.A. CHAPMAN MINING SERVICES

Per: